                                    SCHEDULE 13G
                                  (Amendment No. 8)


                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549

                      Under the Securities Exchange Act of 1934


                            Ecology and Environment, Inc.
                                  (Name of Issuer)

                                 Class A Common Stock
                  (Class B Common Stock is Convertible into Class A
                        Common Stock on a one for one basis)
                           (Title of Class of Securities)


                                    278878 10 3
                                   (CUSIP Number)

          Check the following box if a fee is being paid with this statement | |. (A fee is not required only if the filing person:
          (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

          CUSIP NO.: 278878 10 3

          1)  Name of Reporting Persons

              Ronald L. Frank

          2)  Check the Appropriate Box if a Member of a Group.

                                   Not Applicable

          3)  Securities and Exchange Commission use only

          4)  Citizenship or Place of Organization.

              United States

            NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH:

          5)  Sole Voting Power		     Class A(1)(2)  Class B(2)
          	    	 		     216,234        214,719

          6)  Shared Voting Power	     Class A(1)     Class B(2)
          	    	 		      44,125         44,125

          7)  Sole Dispositive Power 	     Class A        Class B
          	    	 		       5,715          4,200

          8)  Shared Dispositive Power(3)    Class A(1)     Class B(2)
          	                             254,644        254,644

              (1) Class B Stock is convertible into Class A Stock on a one for one basis.

              (2) Includes 44,125 shares of Class B Common Stock owned by
                  Mr. Frank's former spouse as to which he disclaims beneficial ownership except for the right to vote the shares which he retains pursuant to an agreement with his former spouse. Includes 515 shares of Class A Common Stock owned by Mr. Frank's individual retirement account. Does not include any shares owned by Mr. Frank's children.

              (3) Messrs. Gerhard J. Neumaier Frank B. Silvestro, Ronald
                  L. Frank and Gerald A. Strobel entered into a Stockholders' Agreement in 1970 which governs the sale of an aggregate of 1,277,018 shares of Class B Common Stock owned by them, certain members of their families and a former spouse. The Agreement provides that prior to accepting a bona fide offer to purchase all or any part of those shares, each party must first allow the other members to the agreement the opportunity to acquire on a pro rata basis, with right of over-allotment all of such shares covered by the offer on the same terms and conditions proposed by the offer.

          9)  Aggregate Amount Beneficially Owned by Reporting Person:

          	    	 Class A	     Class B

          	    	 260,359	     258,844


          10) 	    Check box if the aggregate amount in Row 9 excludes
               	    certain shares. | |


          11)  Percent of Class Represented by Amount in Row 9:

          	    	 Class A	     Class B
          	    	 Common Stock	     Common Stock

          	    	 10.6%		     14.0%


          12)  Type of Reporting Person:

          	    Individual

                         SECURITIES AND EXCHANGE COMMISSION
                                  Washington, D.C.

                                    Schedule 13G

                      Under the Securities Exchange Act of 1934

          Item 1(a):     Name of Issuer:

                    	 Ecology and Environment, Inc.

          Item 1(b):     Address of Issuer's Principal Executive Offices:

          	    	 368 Pleasant View Drive, Lancaster, New York

          Item 2(a):   	 Name of Person Filing:

          	    	 Ronald L. Frank

          Item 2(b):     Address of Principal Business Office:

          	    	 368 Pleasant View Drive, Lancaster, New York

          Item 2(c):     Citizenship:

          	    	 United States

          Item 2(d):     Title of Class of Securities:

                         Class A Common Stock (Class B Common Stock is convertible into Class A Stock on a one for one basis)

          Item 2(e):     CUSIP Number:

          	         278878 10 3

          Item 3:   	 Not Applicable

          Item 4(a):     Amount Beneficially Owned:(1)(2)(3)(4)(5)(6)

          	         Class A         Class B

          	    	 260,359         258,844

          Item 4(b):     Percent of Class:

                         Class A         Class B

          	    	 10.6%           14.0%

          Item 4(c)(i):	    Sole Power to Vote or to direct the vote -

          	            Class A         Class B

          	    	    216,234         214,719


          Item 4(c)(ii):    Shared Power to Vote or to direct the vote -

          	    	    Class A         Class B

          	    	     44,125          44,125

          Item 4(c)(iii):   Sole Power to dispose or to direct the
                            disposition of -

          	    	    Class A         Class B

          	              5,715           4,200

          Item 4(c)(iv): Shared Power to dispose or to direct the disposition of -

          	    	    Class A         Class B

          	    	    254,644         254,644
          _______________

          (1)	    Class B Stock is convertible into Class A Stock on a
                    one for one basis.

          (2)	    The Filing Person is deemed to be the beneficial owner
                    of securities that may be acquired within 60 days through the exercise of exchange or conversion rights. The shares of Class A Common Stock issuable upon conversion by any such shareholder are not included in calculating the number of shares or percentage of Class A Common Stock beneficially owned by any other shareholder. Moreover, the table does not give effect to any shares of Class A Common Stock that may be issued pursuant to the Company's Incentive Stock Option Plan, none of which have been granted to the Filing Person.

          (3)	    Does not include 49,932 shares (19,475 shares of Class
                    A Common Stock and 30,457 shares of Class B Common Stock) owned by the Company's Defined Contribution Plan of which Messrs. Gerhard J. Neumaier, Frank B. Silvestro, Ronald L. Frank, and Gerald A. Strobel constitute four of five Trustees, nor 10,175 shares of Class A Common Stock owned by the Company's Defined Benefit Plan.

          (4)	    Messrs. Gerhard J. Neumaier Frank B. Silvestro, Ronald
                    L. Frank and Gerald A. Strobel entered into a Stockholders' Agreement in 1970 which governs the sale of an aggregate of 1,277,018 shares of Class B Common Stock owned by them, certain members of their families and a former spouse. The Agreement provides that prior to accepting a bona fide offer to purchase all or any part of those shares, each party must first allow the other members to the agreement the opportunity to acquire on a pro rata basis, with right of over-allotment all of such shares covered by the offer on the same terms and conditions proposed by the offer.

          (5)	    There are 2,195,134 shares of Class A Common Stock
                    outstanding and 1,854,158 shares of Class B Common Stock outstanding as of December 31, 1995.

          (6)	    Includes 44,125 shares of Class B Common Stock owned by
                    Mr. Frank's former spouse as to which he disclaims beneficial ownership except for the right to vote the shares which he retains pursuant to an agreement with his former spouse. Includes 515 shares of Class A Common Stock owned by Mr. Frank's individual retirement account. Does not include any shares owned by Mr. Frank's children.

          Item 5:        Ownership of Five Percent or Less of a Class:

          	    	 Not Applicable

          Item 6:        Ownership of More than Five Percent on Behalf of
                         Another Person:

          	    	 Not Applicable

          Item 7:   	 Identification and Classification of the
                         Subsidiary Which Acquired the Security Being
                         Reported on By the Parent Holding Company:

          	    	 Not Applicable

          Item 8: Identification and Classification of Members of the Group:

          	         Not Applicable

          Item 10:       Certification:

          	         Not Applicable

          Signature:     After reasonable inquiry and to the best of my
                         knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Date:          February 13, 1996

          Signature:      /S/ Ronald L. Frank

          Name/Title:    Ronald L. Frank, Executive Vice President of
          	    	 Finance, Secretary, Treasurer and Director